iPayment Holdings, Inc.
iPayment, Inc.
126 East 56th Street
New York, New York 10022
August 27, 2013
Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    iPayment Holdings, Inc. and iPayment, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File Nos. 333-177233-19 and 000-50280

Dear Mr. Gilmore:
This letter sets forth the responses of iPayment Holdings, Inc. (“Holdings”) and iPayment, Inc. (the “Company”) (together, the “Registrants”) to the comments contained in your letter, dated August 13, 2013, relating to the Annual Report on Form 10-K of the Registrants for the year ended December 31, 2012 (the “Annual Report”) filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2013.  The comments of the staff of the Commission (the “Staff”) are set forth below in bold/italics and the Registrants' responses are set forth in plain text immediately following each comment. Marked changes indicate proposed revisions to the disclosure in the Registrants' Annual Report.
Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 8. Long-Term Debt, page 58

1.
We note your response to prior comment 3 where you indicate which requirements of Rule 3-10(f) of Regulation S-X you have met, although it is not clear whether you have met the exception for providing the condensed consolidating financial information requirement, only that you believe the condensed consolidating financial information would not be meaningful to investors. Please clarify whether you have met the exception for providing such information based on Note (1) to paragraph (f) of Rule 3-10 of Regulation S-X. If you have not met this exception, considering iPayment, Inc.'s subsidiaries were guarantors on the 10.25% Notes as of December 31, 2012, your current disclosures do not comply with the requirements of Rule 3-10(f) of Regulation S-X. As a result, your disclosures should be revised to include the condensed consolidating financial information of the company and that the guarantees are full, unconditional, joint and several and that the guarantor subsidiaries are 100% owned. Your revised disclosure should also include the release provisions to the full and unconditional guarantees in order to more accurately describe the qualifications to the subsidiary guarantors.
Response to Comment No. 1

After consideration of the requirements of Rule 3-10(f) of Regulation S-X as applied to the Company and its subsidiaries as well as conversations with their independent auditors, the Registrants concluded that the exception in Note (1) of Rule 3-10(f) of Regulation S-X is not available to the Registrants. As a result, in response to the Staff's comment, the Registrants propose to amend the Annual Report as soon as practicable to include the condensed consolidating financial information and the related information required by Rule 3-10(f) of Regulation S-X.

In addition, in response to the Staff's comment, the Registrants propose to amend Note 8 to the Registrants' consolidated financial statements “Long-Term Debt” so as to include in a new third paragraph under the heading “10.25% Notes,” a summary of the release provisions to the full and unconditional subsidiary guarantees. The paragraph would read as follows:

As of December 31, 2012, the 10.25% Notes were fully and unconditionally guaranteed by all of iPayment's subsidiaries. However, the guarantees of iPayment's subsidiaries may be released and iPayment's future subsidiaries may not be required to guarantee the 10.25% Notes upon occurrence of any of the following events, all pursuant to the provisions of the 10.25% Notes Indenture: (i) any direct or indirect sale or other disposition of any interest or participation, such as corporate stock, in a guarantor subsidiary, following which such guarantor subsidiary is no longer considered a restricted subsidiary of the Company; (ii) the designation of a guarantor subsidiary as an unrestricted subsidiary by the Company; (iii) the release, discharge or termination of the guarantee which resulted in the creation of the notes' guarantees, as defined by the 10.25% Notes Indenture; and (iv) the legal defeasance of the 10.25% Notes or satisfaction and discharge of the 10.25% Notes Indenture.

Item 11. Executive Compensation, page 74

1.

2.
We note your response to prior comment 5 regarding Mr. Monaco's equity-based compensation in 2012. Your proposed revised language does not provide an individualized discussion of why Mr. Monaco's stock awards in 2012 of $5,595,000 greatly exceeds the awards granted to other named executive officers. As noted in our prior comment, Mr. Monaco's employment agreement merely provides that his equity compensation “shall be determined by the Board and shall be commensurate with the equity awards granted to other senior executives of the Company.” Please revise to provide a specific, individualized discussion of how the Board determined the size of Mr. Monaco's equity awards in 2012.

Response to Comment No. 2

In response to the Staff's comment, the Registrants propose to amend the seventh paragraph of “Item 11. Executive Compensation - Compensation Discussion and Analysis”, so as to read as follows. In particular, the bold underlined sentences below respond to the Staff's comment 2 in the Staff's letter dated August 13, 2013.

On November 15, 2012, the board granted 324,074.47 phantom units to Mr. Monaco and 24,305.56 phantom units to each of Mr. Ragona and Mr. Metzler. In determining the size of these grants, the

Board considered a variety of factors, including each executive's responsibilities with the Company, whether such executive's performance had met or exceeded the Board's expectations, each executive's anticipated contributions to the Company's growth and performance in the future, aligning such executive's performance with the interests of Holdings' stockholders, comparative market compensation factors for like executives at both privately-held and publicly-held companies, such executive's experience, compensation history and tenure with the Company, and retention of such executive. The Board did not apply a formulaic process or any specific weight to these factors in granting these equity awards, but applied a subjective process that resulted from the Board's business judgment, which was informed by, among other things, the Board members' experience. With respect to Messrs. Monaco and Ragona, these awards were made pursuant to the terms of their employment agreements. Mr. Ragona's employment agreement provides that he would receive equity compensation with a value in a fixed range of $350,000 to $500,000. In the case of Mr. Monaco, his employment agreement provides for equity compensation “determined by the Board [which] shall be commensurate with the equity awards granted to other senior executives of the Company.” This language was intended to set the minimum level of his equity participation in the Company, as at the time that his employment agreement was entered into the Board had not established the Equity Plan or the pool of equity that would be available to management under the Equity Plan. Mr. Monaco's employment agreement provided that the equity award would occur prior to June 30, 2011. However, the plan design was not finalized until November 2012. This delay could have given rise to a claim that Mr. Monaco could terminate his employment with “good reason,” triggering severance obligations, although Mr. Monaco never made such a claim and actively participated in general discussions as to plan design during this period. The Board set an award designed to adequately incentivize Mr. Monaco and retain his services. The Board believed that if Mr. Monaco were to leave the Company it would have been difficult to find a replacement able to perform the full range of duties and responsibilities that Mr. Monaco was performing for the Company at that time. All of these factors were taken into account by the Board in determining the size of Mr. Monaco's award. The Board believes that these awards are sufficient to retain and incentivize these executives in the near future because these awards are comprised of both service-based and performance-based units, which, as described in the Grants of Plan-Based Awards table below, either vest over a four-year period (in the case of service-based units) or upon a change of control or public offering (in the case of performance-based units). Once vested, these phantom units will be settled on the first to occur of (i) a change in control, (ii) the seventh anniversary of the date of grant, and (iii) the executive's termination of employment. In connection with these grants, Holdings entered into phantom unit agreements with those individuals. The vesting terms of these phantom unit awards are described in the Grants of Plan-Based Awards table below.
*          *          *          *
The Registrants are responsible for the adequacy and accuracy of the disclosure in their filings. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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If you have any questions regarding this letter, please do not hesitate to call the undersigned at (212) 802-7200 or to send an e-mail to mmonaco@ipaymentinc.com.

Sincerely,

/s/    Mark C. Monaco________________________
Mark C. Monaco, Chief Financial Officer

cc    Carl A. Grimstad, Chief Executive Officer
Philip J. Ragona, General Counsel